DLA Piper (Canada) LLP Suite 6000, 1 First Canadian Place PO Box 367, 100 King St W Toronto ON M5X 1E2 www.dlapiper.com DLA Piper (Canada) LLP T F 416.365.7886

December 24, 2021

VIA SEDAR

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Securities NL, Government of Newfoundland and Labrador

Re:	Zentek Ltd. (the "Company")
Short Form Prospectus dated December 23, 2021 (the "Final Prospectus")

We refer to the Final Prospectus of the Company relating to the sale of common shares of the Company.

We hereby consent to the references to our name, DLA Piper (Canada) LLP, on page (ii) and under the heading "Interest of Experts" in the Final Prospectus and to the use of our name, DLA Piper (Canada) LLP, and our opinions under the heading "Eligibility for Investment" in the Final Prospectus, which opinions are provided as of the date of the Final Prospectus.

We confirm that we have read the Final Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Final Prospectus that are derived from our opinions in the Final Prospectus or that are within our knowledge as a result of the services we performed in the preparation of the Final Prospectus .

Sincerely,

(signed) "DLA Piper (Canada) LLP"